Exhibit 1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: 306-956-6200 Fax: 306-956-6201

Cameco Produces First Packaged Pounds Following McArthur River/Key Lake Restart

Saskatoon, Saskatchewan, Canada, November 9, 2022.

Cameco (TSX: CCO; NYSE: CCJ) announced that the first pounds of uranium ore from the McArthur River mine have now been milled and packaged at the Key Lake mill, marking the achievement of initial production as these facilities transition back into normal operations.

“McArthur River and Key Lake are among the best and most prolific uranium assets on the planet, and after building homes for these pounds in our long-term contract portfolio, we are delighted to have them back in production,” said Cameco president and CEO Tim Gitzel. “Market conditions have continued to strengthen since we announced their planned restart, with growing geopolitical uncertainty adding to energy security concerns worldwide, and the ongoing global emphasis on decarbonization and electrification only gaining momentum.”

Production was suspended at McArthur River and Key Lake for approximately four years beginning in January 2018 due to persistent weakness in the global uranium market. In February 2022, with a notable market improvement underway and an increase in long-term contracting activity adding significant volumes to our portfolio, Cameco announced the next phase of our supply discipline, which included the planned restart of both operations.

This initial production is a significant milestone for the operations and comes as the result of completing critical automation upgrades, maintenance readiness checks, and restaffing, recruitment and training for key positions at both facilities. There are now approximately 730 employees and long-term contractors working at the mine and mill – more than half being of Indigenous heritage – with additional hiring planned going forward. The sites will continue with final commissioning activities to ensure target production rates can be met and normal operating conditions are being achieved.

McArthur River/Key Lake are expected to produce up to 2 million pounds (100% basis) of uranium concentrate (U3O8) in 2022. Starting in 2024, Cameco plans to produce 15 million pounds of U3O8 (100% basis) per year from these operations, 40% below their annual licensed capacity, as part of our ongoing strategy to align our production decisions with our customers’ procurement needs.

Cameco expects the return to production at McArthur River/Key Lake will lead to a significant improvement in our future financial performance. We anticipate it will be positive for cash flow and will allow us to source more of our committed sales from lower-cost produced pounds. In addition, we will no longer be required to expense care and maintenance costs directly to cost of sales. Until we achieve a reasonable production rate, however, we expect to incur between $15 million and $17 million per month in operational readiness costs, which will be expensed directly to cost of sales.

The COVID-19 pandemic and related supply chain challenges have the potential to impact the availability of materials, reagents and labour at McArthur River/Key Lake, which could not only impact 2022 production, but could also introduce additional risk in 2023. Cameco will continue to report on the progress of the production ramp-up at these operations moving forward.

Qualified Person

The technical and scientific information discussed in this document for McArthur River/Key Lake was approved by the following individual who is a qualified person for the purposes of NI 43-101: Greg Murdock, general manager, McArthur River, Cameco.

Profile

Cameco is one of the largest global providers of the uranium fuel needed to energize a clean-air world. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Utilities around the world rely on our nuclear fuel products to generate safe, reliable, carbon-free nuclear power. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.

Caution Regarding Forward-Looking Information and Statements

This news release includes statements and information about our expectations for the future, which we refer to as forward-looking information. Forward-looking information is based on our current views, which can change significantly, and actual results and events may be significantly different from what we currently expect. Examples of forward-looking information in this news release include our plans to continue with final commissioning activities to ensure that target production rates can be met and normal operating conditions are being achieved, and our expectation that the McArthur River mine and Key Lake mill will transition back to normal operations; our ability to sell the pounds produced through our long-term contract portfolio; our views regarding market conditions, energy security concerns and the ongoing global emphasis on decarbonization and electrification; our plans to hire additional personnel at the mine and mill; our expected levels of uranium concentrate (U3O8) production at McArthur River/Key Lake in 2022, and the planned production levels starting in 2024; our expectation that the return to production at McArthur River/Key Lake will lead to a significant improvement in our future financial performance, will be positive for cash flow and allow us to source more of our committed sales from lower-cost produced pounds; our expectations regarding care and maintenance costs and operational readiness costs, and how they will be expensed; the potential impact of the COVID-19 pandemic and related supply chain challenges on the availability of materials, reagents and labour; and our intention to continue to report on progress. Material risks that could lead to different results include the risk that we may not be able to continue or complete commissioning activities successfully within the expected time frames, or achieve our target production rates and normal operating conditions, due to the potential impact of the COVID-19 pandemic and related supply chain issues, or due to adverse weather, fire, damage to infrastructure or other operating risks, or our inability to comply with regulatory requirements; the risk that our views regarding market conditions and future uranium demand may prove to be incorrect, and that we may not be able to sell the pounds produced at expected prices; the risk that the return to production does not result in the expected improvement in our future financial performance or positive impact on cash flow for any reason, including due to unanticipated care and maintenance costs, operational readiness costs, or other expenses; and the risk that we may be unable to provide timely updating reports. In presenting forward-looking information, we have made material assumptions which may prove incorrect, including: the assumption that we will not be significantly adversely affected by the COVID-19 pandemic or related supply chain issues affecting the availability of materials, reagents or labour at McArthur River/Key Lake, or by adverse weather, fire, damage to infrastructure or other operating risks, or by any inability to comply with regulatory requirements in our efforts to complete commissioning activities, reach target production rates and return to normal operating conditions successfully; assumptions about future market conditions and uranium demand levels, and our ability to sell the pounds produced at the expected prices; assumptions about the impact that the return to production will have on our future financial performance and cash flow; and assumptions about our ability to provide future progress reports. Other material risks and assumptions associated with our business are described in greater detail in our current annual information form and our most recent annual and subsequent quarterly MD&A. Forward-looking information is designed to help you understand management’s current views of our near-term and longer-term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

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Investor inquiries:

Rachelle Girard

306-956-6403

rachelle_girard@cameco.com

Media inquiries:

Veronica Baker

306-385-5541

veronica_baker@cameco.com